                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             Micro-ASI, Incorporated
                 (Name of Small Business Issuer in its charter)



         TEXAS                                            75-2586030
(State of Incorporation)                       (IRS Employer Identification No.)



                     12655 NORTH CENTRAL EXPWY., SUITE 1000
                               DALLAS, TEXAS 75243
                    (Address of principal executive offices)



                                 (972) 392-9636
                           (Issuer's telephone number)



           Securities to be registered under Section 12(b) of the Act:
                                      NONE



           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK $.001 PAR VALUE

                                     PART I.

ITEM 1 DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT.

Micro-ASI, Inc. (the "Company" or "Micro-ASI") is a development stage, high-technology electronics company founded in 1995 in Dallas, Texas. The Company has had no revenue from operations since inception, and has no current customers.

There has not been any bankruptcy filing, receivership or any similar proceeding since the Company's inception.

There has been no reclassification, merger or consolidation since the Company's inception. There has been no purchase or sale of a significant amount of assets that were not in the ordinary course of the Company's business.

This document includes "forward-looking statements" including, in particular, the statements about Micro-ASI's plans, strategies and prospects under the headings "Management's Discussion and Analysis" or "Plan of Operations." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions and expectations will be achieved, and we


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caution you that our actual results may differ materially from those anticipated or projected in our forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Micro-ASI to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic and business conditions; (2) ability to cost effectively integrate multiple technologies; (3) effect of future competition;
(4) failure to raise needed capital; and.(5) the ability of Micro-ASI and its third party providers to adequately address possible Year 2000 problems.

(b) BUSINESS OF ISSUER.

(1) PRINCIPAL PRODUCTS AND THEIR MARKETS:

The Company's opportunity is based on three tenets:

         o Change in semiconductor technology from wirebond interconnect to "flip-chip", Multichip Modules ("MCMs"), and systems-on-a-chip (key terms and phrases are defined in the Glossary at end of this Part I, Item (b));

         o Trend toward outsourcing of design and product manufacturing by both merchant semiconductor companies and vertically-integrated electronic end product manufacturers; and

         o Long established relationships with senior executives in the semiconductor industry.

                                                                               3
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The Company's vertically integrated business structure is focused on providing turnkey product solutions leveraging the emerging flip-chip, MCM and systems-on-a-chip technologies. These maturing technology "cores" are needed across the electronics industry to enable product miniaturization, reduce power consumption and increase operating speeds. Management believes the current "wire bonding" process used in electronics packaging since the late 1950s will be superceded by these emerging technologies, with the Company uniquely positioned as the turnkey enabling change agent. Electronic industry sectors targeted by the Company are semiconductor, computer, telecom, automotive and medical.

(2) DISTRIBUTION METHODS:

The Company will distribute its products through value added resellers and manufacturer representatives.

(3) NEW PRODUCT STATUS

The Company is developing a notebook baseline computer to serve as a platform to showcase, in phases, the aforementioned emerging key flip-chip, MCM and systems-on-a-chip technologies. In addition to carrying the Company's enabling technologies to the marketplace, Management believes the sale of these computers will generate revenues for Micro-ASI and will facilitate


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continued expansion of the Company. The initial prototype notebook computer is expected to be completed in the fourth quarter of 1999.

Due to Micro-ASI's contacts at the chief executive officer level of many major electronics companies, the Company is aware of a number of existing products that need to be redesigned and that are candidates to utilize emerging technologies. Following initial release of the notebook computer, Micro-ASI plans to begin work on a selected subset of these redesign projects, all being in high-volume production and representing significant business opportunities for the Company. Micro-ASI will retain the design rights to all redesigned products. This business strategy and policy will cause Micro-ASI's installed intellectual property base to grow rapidly and keep the Company in the forefront of technology and in turnkey delivery of solutions leveraging such key technologies.

The Company's five-year business plan will take Micro-ASI into design of new products such as emerging info-appliances and their interconnections to networks, specialized information appliances for the medical market, embedded computers for the automotive industry, and smaller and more capable telecom equipment.

ZAE Research Inc. has patented new battery technology called the ECPulse(TM) that significantly extends runtime of a notebook computer compared to conventional batteries. In April, 1999, ZAE Research, Inc. and Micro-ASI executed an agreement whereby Micro-ASI will own 50% of a new ZAE subsidiary, which will have the exclusive license to use the parent company's technology.

(4) COMPETITIVE BUSINESS CONDITIONS AND MICRO-ASI'S COMPETITIVE POSITION:

Today's electronics marketplace demands quality products which are faster, more reliable, easier to use and less costly than current or earlier generation products. As the need for miniaturization drives products and product part geometry ever smaller and increasingly complex, a new method of interconnect is necessary and overdue. Management believes that the limits of wire bonding and traditional electronic component packaging have been reached, and shifting to the new technologies of flip-chips, MCMs and systems-on-a-chip must occur for the electronics industry to continue its growing and pervasive impact around the globe.

Traditionally, flip-chips and MCMs have been used only in military or other performance intensive applications because of higher costs associated with MCMs compared to older, conventional interconnect technologies. These higher


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costs for MCMs have historically been incurred primarily because of known good die issues, MCM substrate pitch and substrate coplanarity difficulties. The cost of "bumping" wafers for flip-chip interconnect has also impeded acceptance of this technology. Because of these industry barriers, and the significant investments required in infrastructure change to enable these new technologies, the vast majority of products continue to be designed and manufactured with traditional packaging and interconnect techniques. There are presently relatively few companies offering design services utilizing flip-chip and/or MCM technologies. Micro-ASI believes it is unique in the electronics industry in that the Company has resolved or is currently addressing each of the aforementioned technology-related problems.

Micro-ASI is assembling current state of the art technologies and the needed intellectual property to enable production of cost effective flip-chip MCMs. The Company is positioned to offer truly turnkey solutions utilizing affordable, and functionally richer, flip-chip, MCM and systems-on-a-chip technologies. The Company intends to design new or re-engineer existing products to make them more efficient, more powerful, and more cost competitive. Micro-ASI intends to demonstrate producibility and also manufacture these devices in high volume, through its strategic partners. Unlike the vast majority of the industry still encumbered with more than three decades of wire bond technology, Micro-ASI plans to utilize flip-chip as the affordable attachment method of choice to


                                                                               7
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minimize a component's form factor, enable superior thermal management properties, and facilitate product speed improvements not possible with wire bonding. The Company is facilitating development of an affordable MCM substrate that supports fine etch spacing and is coplanar without the use of interposers. Known good die is becoming less of an issue across the industry as (1) many major semiconductor companies now offer products with various known good die levels and (2) other independent companies specializing exclusively in known good die products have been formed.

Micro-ASI's management's long standing and continuing contacts with senior executives in the semiconductor, telecom, computer, medical, and automotive industries will, Management believes, give the Company an advantage in identifying products for redesign and then securing new business on such leading edge products. The fact that Micro-ASI will retain ownership of designed products will quickly add value and intellectual property to the Company's portfolio. The Company believes, therefore, that it is creating barriers to entry for competitors from the outset. Because of the Company's turnkey vertical integration approach, there are currently few companies that can or would compete directly with Micro-ASI. However, since the demand for MCMs is expected to be large, it is possible that new competitors, some of whom may imitate the strategy of the Company, will emerge. There is no assurance that future competition will not have a materially adverse affect on the operations of the Company.

(5) SOURCES AND AVAILABILITY OF MATERIALS AND PRINCIPAL SUPPLIERS:

Micro-ASI's initial notebook computer design, as planned, will utilize the Plug-N-Run ("PNR") module, a new product from Cell Computing, Inc (San Jose, California). Cell Computing is the marketing company for PFU, Ltd. (Japan), a joint venture of Panasonic and Fujitsu. The PNR was specifically designed for embedded applications, and cost PFU, Ltd. about $10 Million to develop.

The Company believes the PNR is the best product of its kind available in the industry today, both from an advanced packaging standpoint and a functionality viewpoint. In order to achieve the small form factor for the PNR, designers at PFU, Ltd. used high performance substrates and chip scale packaging techniques. These technologies enabled PFU, Ltd. to incorporate the CPU, chipset, level 2 cache, SDRAM, video chip, video memory, P/S2 port, parallel port, serial port, USB ports, floppy disk controller and an IDE controller (for a hard drive and CD-ROM) in a form factor that is only 3 inches by 5 inches by 0.7 inches.

Management believes that Micro-ASI is the first company to employ the PNR in a notebook computer. PNR incorporates a majority of the high-speed signals (typical of all personal computer architectures) in notebook computer design. This module has been successfully designed, integrated and fully tested by PFU, Ltd., thereby Micro-ASI's path to market is expedited, along with a


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

reduction of schedule and development cost risk. The use of the PNR also should enable the Company to reduce the volume of space required to accommodate the notebook computer's electronics, compared to conventional designs. This, in turn, makes it possible to add more functionality to the notebook computer than can normally be accommodated in conventional machines, without impacting the overall dimensions associated with a top-of-the-line notebook computer.

Micro-ASI's use of the PNR technology distinguishes our notebook computer from other existing designs, and facilitates planned iterations to the computer. Due to the modular design of the PNR, upgrades are easily accomplished by simply unplugging a currently installed PNR and replacing it with a higher speed PNR when available from Cell Computing. Cell Computing has a roadmap for incremental releases of the PNR. Micro-ASI will time the release of new variations of the notebook computer to coincide with releases of new PNR modules.

The remaining items for the initial version of the notebook computer, such as a PCMCIA controller, the battery and power supply, are commercial-off-the-shelf components that are readily available. Subsequent design iterations of the notebook computer will introduce advanced technology from Micro-ASI affiliates,


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

which will include, but will not be limited to, packaging using flip chip and MCM technologies.

(6) DEPENDENCE ON ONE OR A FEW CUSTOMERS:

The Company has no revenues or current customers.

(7) PATENTS, TRADEMARKS, LICENSES, CONCESSIONS AND ROYALTIES

Micro-ASI, through its agreement with ZAE, has exclusive license to use that company's ECPulse(TM) battery technology.

(8) NEED FOR GOVERNMENT PRODUCT APPROVAL OF PRODUCTS OR SERVICES:

Micro-ASI does not require any governmental approval of principal products or services.

(9) EFFECT OF EXISTING OR PROBABLE REGULATIONS ON THE BUSINESS:

Micro-ASI is not aware of any existing or probable regulations that would create any adverse conditions for the Company.

(10) LAST TWO YEARS' RESEARCH AND DEVELOPMENT SPENT:

Micro-ASI has spent $302,355 for the twelve months ending December 31, 1998, and $186,500 for the twelve months ending December 31, 1997.


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

(11) COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS:

Micro-ASI is not aware of any issues of compliance with environmental laws that would create any adverse conditions for the Company.

(12) NUMBER OF TOTAL AND FULL TIME EMPLOYEES:

Micro-ASI has eight full-time employees.


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



                       GLOSSARY OF KEY TERMS AND PHRASES:

         TERM:                                                MEANING IN CONTEXT:
         -----                                                -------------------
Bumping wafers                                         Process of attaching solder balls to a silicon die

Coplanarity                                            A measurement of substrate warpage

Core enabling technologies                             Fundamental, essential technologies needed to produce a product

Design tools                                           Automated equipment and software enabling electronic design

Die                                                    The silicon that gives a component its functionality

Fine etch spacing                                      Circuit conductors on a Printed Wiring Board that are spaced close to each other

Flip-Chip                                              An attachment method in which solder bumps are used to electrically connect a die to a substrate. A flip-chip die is mounted face down on a substrate

Form factor                                            The mechanical envelope that a product fits within

Information Appliance                                  Some collection of electronic memory, logic, etc. enabling a user to achieve a given result or goal

Intellectual property                                  Company proprietary technology, such as designs, etc.

Interconnect                                           The medium that brings I/O to a die or component

Interposer                                             Interfaces the die to the substrate (PCB)

Known Good Die                                         Semiconductor die that have passed a series of tests prior to being packaged

Merchant semiconductor companies                       Direct provider of silicon-based products

Multichip Module (MCM)                                 A device consisting of several die mounted to a common substrate and interconnected

Substrate                                              Material to which a semiconductor is mounted that often routes the semiconductor's input/output

Substrate Pitch                                        Spacing between pins of a semiconductor die or package

System-on-a-Chip                                       Electronics for a complete product housed on a single piece of silicon

Vertically -integrated                                 Complete turnkey from concept through high volume manufacturing

Wafer                                                  Manufactured silicon medium for interconnecting or bumping interfaces

Wire bond interconnect                                 An attachment method in which thin gold wires are used to electrically connect a die to a substrate. A wire bonded die is mounted face up on a substrate


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

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:


RESULTS OF OPERATIONS:

The Company is a development stage company and to date has had no revenue. The primary activities to date have been limited to designing a notebook computer to showcase emerging technologies such as MCMs and flip-chip packaging, and forming a strategic alliance with a major electronic products distributor. Accordingly, Management does not consider the historical results of operations to be representative of future results of operation of the Company. During the twelve months ended December 31, 1998 the Company sold 768,800 shares of common stock for $766,300. During the three months ended March 31, 1999 the Company sold 853,823 shares of common stock for $853,823. The proceeds from the sales of these securities were used to further the development of the Company's notebook computer and finance daily operations.

The following financial information shows results of operations for the twelve months ended December 31, 1998 and 1997 and for the three months ended March 31, 1999 and 1998.


                                  Twelve Months Ended               Three Months Ended
                             -----------------------------      -------------------------
                             December 31,     December 31,      March 31,       March 31,
Summary Income Statement          1998            1997            1999            1998
------------------------     ------------     -----------       --------        ---------
Interest Income               $    8,649       $   2,153       $   3,415        $   2,265
Research and Development        (302,355)       (186,500)       (116,812)         (80,000)
General and Administrative      (516,964)       (179,959)       (318,437)         (59,620)
Interest Expense                  (7,407)        (62,511)         (1,750)          (1,900)
                              ----------       ---------       ---------        ---------
     Net Loss                 $ (818,077)      $(426,817)      $(433,584)       $(139,255)
                              ==========       =========       =========        =========

The increase in General and Administrative expenses for the twelve months ended December 31, 1998 compared to the twelve months ended December 31, 1997 was primarily attributable to increases in consulting fees, legal and professional fees, and travel expenses.

The increase in General and Administrative expenses for the three months ended March 31, 1999 compared to the three months ended March 31, 1998 was primarily attributable to adding five full time employees and increases in rent, consulting fees, legal and professional fees, and travel expenses.

                                  December 31,        December 31,          March 31,           March 31,
         ASSETS                       1998               1997                 1999                1998
                                  -----------         -----------         -----------         -----------
Cash                              $   177,821         $   246,545         $   488,863         $   224,690
Other Assets                            5,427              13,385              63,049              13,385
                                  -----------         -----------         -----------         -----------
Total Assets                      $   183,248         $   259,930         $   551,912         $   238,075
                                  ===========         ===========         ===========         ===========


LIABILITIES AND SHAREHOLDERS
     EQUITY (DEFICIT)
Accounts Payable                  $   188,492         $   193,305         $   135,168         $   208,305
Note & Interest Payable                87,812             107,904              89,561             109,804
Common Stock $.001 par value           16,344              15,575              17,198              15,676
Additional Capital                  1,886,868           1,121,337           2,739,837           1,221,736
Deficit Accumulated during
  development stage                (1,996,268)         (1,178,191)         (2,429,852)         (1,317,446)
                                  -----------         -----------         -----------         -----------
Total Liabilities & Equity        $   183,248         $   259,930         $   551,912         $   238,075
                                  ===========         ===========         ===========         ===========


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
The increase in cash at March 31, 1999 reflects the additional sales of shares of common stock. All other line items, excluding Deficit Accumulated, in the development stage, which reflects the operating loss, have remained relatively unchanged.

PLAN OF OPERATIONS:

The Company is currently planning to complete the design and have prototype notebook computers available in the fourth quarter of 1999. An agreement is anticipated with a major distributor of electronic products to sell the Micro-ASI custom notebook computers.

LIQUIDITY AND CAPITAL RESOURCES:

In addition to the above stock sales, during the period April 1, 1999 through July 31, 1999 the Company sold an additional 1,340,113 shares of Common Stock for $1,340,113 and issued 17,400 shares for services rendered. Management believes that the proceeds from the sale of this stock will provide the Company with needed working capital for at least ten months. As of July 31, 1999, the Company has no debt and the only fixed obligation is the office lease rental of $8,330 per month. However, to execute its business plan, the Company intends to sell additional shares of common stock in the fall of 1999 to raise up to $15,000,000. The proceeds from the sale of these securities would provide for the following:

         (1)      Acquiring a facility for a research and design center

                           Micro-ASI will begin construction of a 60,000 square foot Technology Integration Deployment Center ("TIDC") late in the first


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

                           quarter of year 2000. The TIDC will be a "Star Wars-like" collection of capabilities, tools and technologies, staffed with engineers and technologists, The TIDC and its staff is a pivotal element of the Company's strategy to absorb, improve and create its intellectual property and innovative core technologies, and then to provide Micro-ASI customers with full, systems-level solutions leveraging these technologies.

         (2)      Employing additional senior level management

         (3)      Employing both senior and junior level design engineers

         (4)      Providing equipment and software tools for design engineers

         (5)      Continued development of current product

         (6) Initiating large scale redesign programs for high volume products

         (7)      Working capital for daily operations

Should the Company not raise additional capital, operations will be materially adversely affected. If less than $15,000,000 is raised, the Company would have viable alternative courses of action. First, the Technology Integration Deployment Center could be a leased facility for an amount substantially less than a newly constructed facility. The difference in leasing versus construction could be as much as $6,000,000. Secondly, the Company intends to hire personnel to work on many projects simultaneously. An alternative, which would affect the rate of growth of the Company's revenues, would be to reduce the number of initial projects.


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

IMPACT OF THE YEAR 2000

The Year 2000 Issue is primarily the result of computer programs being written using two digits rather than four to define the applicable year. There are not material Year 2000 compliance requirements confronting the Company since it has no current operating business. The Company's current financial and administrative systems are fully compliant. Accordingly, the Company has no ongoing remediation plans with respect to its current systems.

The Company continues to assess the impact, if any, the Year 2000 Issue will have on its key vendors and potential strategic partners before the inception of a relationship. Currently, the Company is not aware of the existence of any significant Year 2000 Issue with any its key vendors and potential strategic partners. If the Company's assessment is not correct with respect to its key vendors and potential strategic partners, the impact of the Year 2000 Issue may be material.


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


ITEM 3 DESCRIPTION OF PROPERTY:

The Company currently leases office space in Dallas, Texas in Park Central Plaza 1 at 12655 N. Central Expressway, Suite 1000, Dallas, Texas 75243. This lease, which will expire in April 2000, is for 6,431 square feet at the rate of $8,329.58 per month.


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

ITEM 4 SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT:

The following tables set forth, as of July 31, 1999, the name and number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record or was known by the Company to own beneficially more than 5% of the 18,555,136 issued and outstanding shares of the Company's Common Stock and the shareholdings of the officers and directors of the Company.


------------------------------------------------------------------------------------------------------------
Title of Class        Name & Address                     Amount & Relationship              % of Class
------------------------------------------------------------------------------------------------------------
Common                Cecil E. Smith, Jr.                5,060,000                            27.27%
                      Park Central Plaza I               Chairman of the Board of
                      12655 N. Central Expwy.            Directors
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Joel E. Claybrook                  1,860,000                            10.02%
                      Park Central Plaza I               President and
                      12655 N. Central Expwy.            Chief Executive Officer
                      Suite 1000                         Chief Financial Officer
                      Dallas, Texas 75243                Member, Board of Directors
------------------------------------------------------------------------------------------------------------
Common                Robert J. Hoyt                     1,800,000                             9.70%
                      174 The Masters Circle             Beneficial Owner
                      Costa Mesa, CA 92627
------------------------------------------------------------------------------------------------------------
Common                Dr. Meng-Sheng Lin                 860,000                               4.63%
                      Park Central Plaza I               Member, Board of
                      12655 N. Central Expwy.            Directors
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
All Directors &                                          7,780,000                            41.92%
Officers as a
Group
(3  persons)
------------------------------------------------------------------------------------------------------------


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



ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS:

Shown in the table below are the Directors, Officers and Significant Employees of the Company. The Company will be dependent on the services of its management and key personnel, particularly Cecil Smith and Joel Claybrook. Although the Company does not anticipate losing any of its key executives, the loss of any key member of management could have an adverse effect on the Company's operations.

-------------------------------------------------------------------------------------------------------------------
                                                                                                     Significant
             Name                              Position                   Director      Officer       Employee
-------------------------------------------------------------------------------------------------------------------
Cecil E. Smith, Jr.             Chairman of the Board of                     X
                                Directors
-------------------------------------------------------------------------------------------------------------------
                                President,
Joel E. Claybrook               Chief Executive Officer,                     X             X              X
                                Chief Financial Officer
                                Member, Board of Directors
-------------------------------------------------------------------------------------------------------------------
                                Director of International                    X                            X
Dr. Meng-Sheng Lin              Development
                                Member, Board of Directors
-------------------------------------------------------------------------------------------------------------------
Jerry Kline                     Director of                                                               X
                                Technological Development
-------------------------------------------------------------------------------------------------------------------
Scott Smith                     Director of                                                               X
                                Manufacturing Operations
-------------------------------------------------------------------------------------------------------------------
Randy Williams                  Director of Sales and Marketing                                           X
-------------------------------------------------------------------------------------------------------------------


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

CECIL E. SMITH, JR., 61, serves as Chairman of the Board of Directors of the Company. Since 1973, Mr. Smith has served as Chief Executive Officer of S&N Corporation ("S&N"), a provider of strategic planning and business development services to the electronics industry. Mr. Smith served as a director for Microelectronic Packaging Systems, Inc. from 1991 to 1996, and as Executive Vice President and Director of Alcoa Electronic Packaging, Inc. from December 1988 to March 1992. From January 1980 through November 1988 he served as Chairman of the Board of Directors of Digital Telecommunications Systems, Inc, a telecommunications company co-founded by Mr. Smith, which was merged into International Telecharge, Inc., and is currently trading on the American Stock Exchange. From 1976 to 1980, he served as Chairman of the Board and Chief Executive Officer (and co-founder) of Precision Micro Electronics, Inc., a light-electronic assembly facility in Mexico. Mr. Smith began his career in the electronics industry as a Development Engineer and then a Product Manager with Texas Instruments where he worked on the cutting edge of silicon wafer technology. Mr. Smith attended the University of Texas and performed advanced studies with the American Management Association (Executive Development) in Hemphill, New York and Bell Laboratories (Advanced Semiconductor Technology) in Phillipsburg, Pennsylvania.

JOEL E. CLAYBROOK, 50, serves as a member of the Board of Directors, and as President, Chief Executive Officer and Chief Financial Officer of the Company. Mr. Claybrook has 25 years experience in finance, marketing, and administrative management including over 10 years experience in sales management with the high tech and communications industries. Prior to joining Micro-ASI, Inc. in 1998, Mr. Claybrook served four years as General Partner of Hawk Financial Company, Ltd., an automobile finance company. From 1992 to 1993, he served as Chief Financial Officer for Pinpoint Communications, Inc., a Texas based high-tech wireless data communications company. Mr. Claybrook, a Certified Public Accountant, has served as chief financial officer of several companies and practiced as a financial consultant to the service, distribution, and manufacturing industries. He received a Bachelor of Business Administration degree in 1971 from The University of North Texas.

DR. MENG-SHENG LIN, 55, serves as a member of the Board of Directors and as Director of International Development, and Chairman of the International Advisory Council of the Company. Dr. Lin has more than 29 years teaching and practicing medicine. In parallel, her family's strong relationships in China and South East Asia enabled multiple business enterprises to prosper. Her expertise is leveraging deep contacts within industry and government to forge strategic alliances that create key sales and marketing channels. Dr. Lin earned her Doctor of Medicine degree from Peking China Medical College in 1970. As well, from 1982-83, Dr. Lin was a Postdoctoral Fellow with the World Health Organization at the M.D. Anderson Hospital & Tumor Center, University of Texas Health Science Center.

JERRY KLINE, 42, has been with the Company since February 1999 and is responsible for Technological Development. Prior to joining the Company, Mr. Kline served 15 years with Raytheon Systems as Manager of Hardware Design for major military weapons systems. He has managed several complex state-of-the-art weapon systems design and integration projects. His most recent assignment at Raytheon was a $30,000,000 upgrade to a key avionics package for the F-16 aircraft. Mr. Kline's proven technical and managerial skills will be extremely beneficial to the Company. He is a 1980 graduate of Texas A&M University with a Bachelor of Science in Electrical Engineering degree and is a member of the Institute of Electrical and Electronics Engineers.

SCOTT SMITH, 39, has been with the Company since February 1999 and is responsible for Manufacturing Operations. For the prior year, Mr. Smith was General Manager of the Dallas based manufacturing operations of Xetel Corporation, a large subcontract manufacturer of semiconductor products. Prior to his Xetel experience, Mr. Smith served six years as Vice President of Marketing and Sales for Outsource Solution, Inc. He has more than 16 years of electronic contract manufacturing experience in both the United States and Mexico. He has been involved in a number of successful start-up operations and held various positions with Alcoa Corporation in the Electronic Packaging Group, specializing in semiconductor packaging and manufacturing. Mr. Smith is a 1982 graduate of Baylor University with a Bachelor of Science degree.

RANDY WILLIAMS, 45, since June, 1998 has served as Director of Sales and Marketing for the Company. From 1989 until joining Micro-ASI, Mr. Williams was founder and Chief Executive Officer of both Archway and Tracer Technologies, two computer companies specializing in hardware integration and Unix software development in the mass storage and imaging industries. Mr. Williams was responsible for day-to-day operations, staffing, sales and marketing, vendor relationships, commercial and government contract negotiations, and advertising. From 1980 through 1989, Mr. Williams was employed with United Technologies and Plessey Microsystems as a manager in sales and marketing. Mr. Williams attended Virginia Commonwealth University, majoring in Business Administration.

ITEM 6 EXECUTIVE COMPENSATION:

From inception to December 31, 1998, the Company had not paid any salaries to its officers. Beginning January 1, 1999, the Company started paying Joel Claybrook, CEO, an annual salary of $180,000.00. Cecil E. Smith, the Company's Chairman of the Board receives $15,000.00 per month for consulting services and $10,000.00 per month for travel expenses.

On June 16, 1999, Dr Meng-Sheng Lin, in connection with an $860,000 purchase of Common Stock of the Company, was appointed to serve as a member of the Board of Directors. Additionally, on July 1, 1999, Dr. Lin joined the Company in the capacity of Director of International Development with an annual salary of $180,000.

There are no compensatory plans or arrangements with respect to any person named as a director, officer, promoter, or control person which would result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or due to any change of control.

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Micro-ASI's promoters were as follows:

                                Percentage Ownership
                              ------------------------
     Name                     Initially      Currently
     ----                     ---------      ---------
Cecil E. Smith (1)              45.00%        27.27%
Joel E. Claybrook (1)           12.50%        10.02%
Timothy M. Da Silva (1)(2)      12.50%         3.23%
Robert J. Hoyt (3)              15.00%         9.70%
BLB Financial, Inc. (4)         10.00%        13.39%

1. Cecil E. Smith, Joel E. Claybrook and Timothy M. Da Silva were the initial officers and directors of the Company and they each received ownership interests in the Company as a result of being founders. The percentage ownership interest of Mr. Smith and Mr. Claybrook has decreased due to dilution from sales of stock.

2. The percentage ownership interest of Mr. Da Silva has decreased because he is no longer associated with the Company.

3. Robert J. Hoyt loaned the Company $500,000.00 which was converted to a 15% ownership interest in the Company. His percentage ownership interest has decreased due to dilution from sales of stock.

4. BLB Financial received a 10% ownership interest in the Company to provide future services of financial consulting and managing investor relations. The collective percentage ownership interest of BLB, including its affiliate Highland Funding and control individuals of these entities, has increased due to additional stock being issued in consideration of providing Micro-ASI with convertible note financing.

ITEM 8 DESCRIPTION OF SECURITIES:

As of July 31, 1999, the Company currently has authorized 20,000,000 shares of Common Stock, par value $0.001, of which 18,555,136 are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.01, none of which are outstanding.

The holders of the Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors. If they do so, minority shareholders will not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings except with respect to certain matters for which a greater percentage is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

The Board of Directors has authority to issue the authorized but unissued shares of Common Stock without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock in this Offering and may dilute the book value of the then-existing shareholders.

                                    PART II.

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no trading market for the Company's Common Stock at present. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market of the Company's securities. Management does not intend to initiate any discussion until such time as the Company has become a fully reporting company, on a voluntary basis, with the Securities and Exchange Commission and has filed all required financial statements and disclosure documents. There is no assurance that a trading market will ever develop or, if such market does in fact develop, that it will continue.

ITEM 2 LEGAL PROCEEDINGS

To the knowledge of the Company, neither the Company nor any of its officers and directors are a party to any material legal proceeding or litigation and such persons know of no legal proceeding or litigation contemplated or threatened as of the date of this registration.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Change in Accountants:

On March 31, 1999, the Board of Directors approved a change in independent accounting firms to be effective for its audit of the 1998 financial statements. The Board believed it was in the best interest of the Company to engage a larger accounting firm. The prior firm, Jones, Jensen and Company, was dismissed in favor of Ernst & Young, LLP.

Micro-ASI had no disagreements with Jones, Jensen and Company on any accounting or reporting issues. Jones, Jensen and Company performed the audit for 1997 and issued an unqualified opinion.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

From May 1997 to December 1997, the Company issued 3,575,000 shares of common stock to Highland Funding Group, Inc., a Nevada Corporation, pursuant to Rule 504 of Regulation D of the Securities Act of 1933 upon Highland Funding Group, Inc.'s conversions of eight convertible secured notes with an aggregate principal amount of $577,500. In addition to the shares issued pursuant to the conversions, the Company sold 425,000 shares of common stock in March and April of 1998 for a total consideration of $422,500.

The Company received two orders in regard to the issuance of stock under Rule
504. First, on August 8, 1997, the Company received a Desist & Refrain Order to stop selling securities until qualified in California or unless the shares are exempt from qualification. The Company subsequently established its exemption in California. Secondly, in March of 1998 the Virginia State Corporation Commission notified the Company that an investigation had been instituted regarding stock sold under Rule 504 to Virginia residents. The Virginia State Corporation Commission concluded the Company had not violated any Virginia securities laws. However, the Virginia State Corporation Commission did order Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc., to offer the Virginia investors the option to rescind their stock purchases and have their money returned. Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc. complied with this order to the satisfaction of the Virginia State Corporation Commission.

From June 10, 1998, to July 31, 1999, the Company issued 17,400 shares for services rendered and sold 2,537,736 shares of common stock for $2,537,736 in a private offering pursuant to Rule 506 of Regulation D of the Securities Act of 1933. The Company only allowed accredited and/or sophisticated purchasers who were either current shareholders of the Company or who had relationships with the Company or its shareholders to purchase shares pursuant to the Rule 506 offering.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 10 of the Company's Restated Articles of Incorporation provides for director liability indemnification. It states that the director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director except for certain acts or omissions. (See Article 10 of the Company's Articles of Incorporation.) It also provides for limitation of liability to the fullest extent permitted by the Texas Business Corporation Act for the Company's directors.

Article 8 of the Company's bylaws provides for indemnification permitted by Section G of Article 2.02-1 of the Texas Business Corporation Act or any successor statute for its Officers and Directors. (See Article 8 of the Company's Bylaws)

                                 Micro-ASI, Inc.
                          (a development stage company)

                              Financial Statements






                                    CONTENTS

Reports of Independent Auditors ...............................................................   F-1

Balance Sheets as of December 31, 1998 and March 31, 1999 (unaudited) .........................   F-3

Statements of Operations for the years ended December 31, 1997 and 1998, the period from
         February 1, 1995 (inception) through December 31, 1998, the three month periods ended March 31, 1998 and 1999 (unaudited) and the period from
         February 1, 1995 (inception) through March 31, 1999
         (unaudited) ..........................................................................   F-4

Statements of Stockholders' Equity (Deficit) for the period February 1, 1995 (inception)
         through December 31, 1998 and the three months ended March 31, 1999 (unaudited) ......   F-5

Statements of Cash Flows for the years ended December 31, 1997 and 1998, the period from
         February 1, 1995 (inception) through December 31, 1998, the three month periods ended March 31, 1998 and 1999 (unaudited) and the period from
         February 1, 1995 (inception) through March 31, 1999 (unaudited) ......................   F-6

Notes to Financial Statements .................................................................   F-7


                         Report of Independent Auditors


The Board of Directors
Micro-ASI, Inc.

We have audited the accompanying balance sheet of Micro-ASI, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, and for the period February 1, 1995 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1997, and for the period February 1, 1995 (inception) through December 31, 1997, were audited by other auditors whose report dated September 21, 1998 expressed an unqualified opinion on those statements. The financial statements for the period February 1, 1995, (inception) through December 31, 1997, include a deficit accumulated during the development stage of $1,178,191. Our opinion on the statements of operations, stockholders' equity (deficit), and cash flows for the period February 1, 1995, (inception) through December 31, 1998, insofar as it relates to amounts for prior periods through December 31, 1997, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Micro-ASI, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and the period from February 1, 1995 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.


Dallas, Texas
June 23, 1999                                              /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Micro-ASI, Inc.
(A Development Stage Company)
Dallas, Texas

We have audited the statements of operations, stockholders' equity (deficit), and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and for the period from inception on February 1, 1995 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and from inception on February 1, 1995 to December 31, 1997, in conformity with generally accepted accounting principles.

/s/ JONES, JENSEN & COMPANY L.L.C.

Jones, Jensen & Company
Salt Lake City, Utah
September 21, 1998

                                 Micro-ASI, Inc.
                          (a development stage company)

                                 Balance Sheets



                                                                       DECEMBER 31,      MARCH 31,
                                                                          1998             1999
                                                                       -----------      -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                                            $   177,821      $   488,863
                                                                       -----------      -----------
Total current assets                                                       177,821          488,863

Property and equipment, net                                                  5,427           20,258
Other assets                                                                    --           42,791
                                                                       ===========      ===========
Total assets                                                           $   183,248      $   551,912
                                                                       ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                                     $   188,492      $   135,168
  Accrued interest                                                          17,812           19,561
                                                                       -----------      -----------
Total current liabilities                                                  206,304          154,729

Note payable                                                                70,000           70,000
                                                                       -----------      -----------
Total liabilities                                                          276,304          224,729

Stockholders' equity (deficit):
  Preferred stock, $.01 par value:
    Authorized shares - 1,000,000                                               --               --
  Common stock, $.001 par value:
    Authorized shares - 20,000,000
    Issued and outstanding shares - 16,343,800 at December
       31, 1998 and 17,197,623 at March 31, 1999 (unaudited)                16,344           17,198
  Additional capital                                                     1,886,868        2,739,837
  Deficit accumulated during the development stage                      (1,996,268)      (2,429,852)
                                                                       -----------      -----------
Total stockholders' equity (deficit)                                       (93,056)         327,183
                                                                       -----------      -----------
Total liabilities and stockholders' equity (deficit)                   $   183,248      $   551,912
                                                                       ===========      ===========

See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Operations


                                                 YEARS ENDED             CUMULATIVE FROM
                                        -----------------------------   FEBRUARY 1, 1995
                                        DECEMBER 31,     DECEMBER 31, (INCEPTION) THROUGH
                                           1997              1998       DECEMBER 31, 1998
                                        ------------     ------------     ------------


Revenues                                $         --     $         --     $         --

Expenses:
  Research and development                   186,500          302,355          532,615
  General and administrative                 179,959          516,964        1,376,132
                                        ------------     ------------     ------------
     Total Expenses                          366,459          819,319        1,908,747
                                        ------------     ------------     ------------

Operating loss                              (366,459)        (819,319)      (1,908,747)

Other income (expense):
  Interest income                              2,153            8,649           10,802
  Interest expense                           (62,511)          (7,407)         (98,323)
                                        ------------     ------------     ------------
                                             (60,358)           1,242          (87,521)
                                        ------------     ------------     ------------

Net loss                                $   (426,817)    $   (818,077)    $ (1,996,268)
                                        ============     ============     ============

Basic and diluted net loss per share    $       (.03)    $      (0.05)
                                        ============     ============
Weighted average shares outstanding       13,259,000       15,957,781
                                        ============     ============


                                                                               CUMULATIVE FROM
                                           THREE MONTHS     THREE MONTHS       FEBRUARY 1, 1995
                                          ENDED MARCH 31,  ENDED MARCH 31,   (INCEPTION) THROUGH
                                               1998             1999            MARCH 31, 1999
                                          ---------------   ------------     -------------------
                                            (UNAUDITED)     (UNAUDITED)         (UNAUDITED)

Revenues                                  $         --     $         --         $         --

Expenses:
  Research and development                      80,000          116,812              649,427
  General and administrative                    59,620          318,437            1,694,569
                                          ------------     ------------         ------------
     Total Expenses                            139,620          435,249            2,343,996
                                          ------------     ------------         ------------

Operating loss                                (139,620)        (435,249)          (2,343,996)

Other income (expense):
  Interest income                                2,265            3,415               14,217
  Interest expense                              (1,900)          (1,750)            (100,073)
                                          ------------     ------------         ------------
                                                   365            1,665              (85,856)
                                          ------------     ------------         ------------

Net loss                                  $   (139,255)    $   (433,584)        $ (2,429,852)
                                          ============     ============         ============

Basic and diluted net loss per share      $      (0.01)    $      (0.03)
                                          ============     ============
Weighted average shares outstanding         15,597,500       16,818,494
                                          ============     ============

See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                  Statements of Stockholders' Equity (Deficit)


                                                                         COMMON STOCK
                                                       ISSUANCE    ------------------------   ADDITIONAL
                                                         PRICE       SHARES        AMOUNT      CAPITAL
                                                       --------    -----------    ---------  -------------
1995
Issuance for notes                                      $ 0.001      9,000,000    $   9,000  $      (7,500)
Net loss for year ended December 31, 1995                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1995                                         9,000,000        9,000         (7,500)
1996
Issuance for forgiveness of debt                          0.167      3,000,000        3,000        497,000
Contribution of interest payable to additional
   capital                                                                   -            -         28,405
Net loss for year ended December 31, 1996                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1996                                        12,000,000       12,000        517,905
1997
Sale of common stock                                      0.100      2,775,000        2,775        274,725
Sale of common stock                                      0.333        600,000          600        199,400
Sale of common stock                                      0.500        200,000          200         99,800
Contributed capital                                                          -            -         29,507
Net loss for year ended December 31, 1997                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1997                                        15,575,000       15,575      1,121,337
1998
Sale of common stock                                       .993        324,500          325        321,675
Sale of common stock                                      1.000        444,300          444        443,856
Net loss for year ended December 31, 1998                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1998                                        16,343,800       16,344      1,886,868
1999
Sale of common stock (unaudited)                          1.000        853,823          854        852,969
Net loss for quarter ended March 31, 1999
   (unaudited)                                                               -            -              -
                                                                   -----------    ---------  -------------
Balance at March 31, 1999 (unaudited)                               17,197,623    $  17,198  $   2,739,837
                                                                   ===========    =========  =============

                                                          DEFICIT ACCUMULATED
                                                        DURING THE DEVELOPMENT  TOTAL STOCKHOLDERS'
                                                                STAGE           EQUITY (DEFICIT)
                                                        ----------------------  -------------------
1995
Issuance for notes                                          $            -        $        1,500
Net loss for year ended December 31, 1995                         (610,757)             (610,757)
                                                            --------------        --------------
Balance at December 31, 1995                                      (610,757)             (609,257)
1996
Issuance for forgiveness of debt                                         -               500,000
Contribution of interest payable to additional
   capital                                                               -                28,405
Net loss for year ended December 31, 1996                         (140,617)             (140,617)
                                                            --------------        --------------
Balance at December 31, 1996                                      (751,374)             (221,469)
1997
Sale of common stock                                                     -               277,500
Sale of common stock                                                     -               200,000
Sale of common stock                                                     -               100,000
Contributed capital                                                      -                29,507
Net loss for year ended December 31, 1997                         (426,817)             (426,817)
                                                            --------------        --------------
Balance at December 31, 1997                                    (1,178,191)              (41,279)
1998
Sale of common stock                                                     -               322,000
Sale of common stock                                                     -               444,300
Net loss for year ended December 31, 1998                         (818,077)             (818,077)
                                                            --------------        --------------
Balance at December 31, 1998                                    (1,996,268)              (93,056)
1999
Sale of common stock (unaudited)                                         -               853,823
Net loss for quarter ended March 31, 1999
   (unaudited)                                                    (433,584)             (433,584)
                                                            --------------        --------------
Balance at March 31, 1999 (unaudited)                       $   (2,429,852)       $      327,183
                                                            ==============        ==============

See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Cash Flows

                                                                YEARS ENDED            CUMULATIVE FROM
                                                        ----------------------------   FEBRUARY 1, 1995
                                                        DECEMBER 31,    DECEMBER 31, (INCEPTION) THROUGH
                                                           1997            1998       DECEMBER 31, 1998
                                                        -----------     ------------  ------------------

OPERATING ACTIVITIES
Net loss                                                $  (426,817)    $  (818,077)    $(1,996,268)
Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation                                               4,908          14,471          25,626
   Common stock issued to incorporators                          --              --           1,500
Changes in operating assets and liabilities:
   Accounts payable                                         (46,457)         (4,813)        188,492
   Accrued interest                                          12,904           4,908          17,812
   Other assets                                                  --              --              --
                                                        -----------     -----------     -----------
Net cash used in operating activities                      (455,462)       (803,511)     (1,762,838)

INVESTING ACTIVITIES
Capital expenditures                                             --          (6,513)        (31,053)
                                                        -----------     -----------     -----------
Net cash used in investing activities                            --          (6,513)        (31,053)

FINANCING ACTIVITIES
Proceeds from issuance of notes                                  --              --         595,000
Sales of common stock                                       577,500         766,300       1,343,800
Contributed capital                                          29,507              --          57,912
Principal payments on notes                                  95,000         (25,000)        (25,000)
                                                        -----------     -----------     -----------
Net cash provided by financing activities                   702,007         741,300       1,971,712
                                                        -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents        246,545         (68,724)        177,821
Cash and cash equivalents at beginning of period                 --         246,545              --
                                                        -----------     -----------     -----------
Cash and cash equivalents at end of period              $   246,545     $   177,821     $   177,821
                                                        ===========     ===========     ===========

SUPPLEMENTAL INFORMATION
Cash paid for interest                                  $    47,492     $     7,407     $    54,899
                                                        ===========     ===========     ===========

                                                                                                 CUMULATIVE FROM
                                                          THREE MONTHS      THREE MONTHS         FEBRUARY 1, 1995
                                                         ENDED MARCH 31,   ENDED MARCH 31,     (INCEPTION) THROUGH
                                                              1998              1999              MARCH 31, 1999
                                                         ---------------   ---------------      ------------------
                                                           (UNAUDITED)       (UNAUDITED)           (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                                  $  (139,255)       $  (433,584)          $(2,429,852)
Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation                                                    --              2,500                28,126
   Common stock issued to incorporators                            --                 --                 1,500
Changes in operating assets and liabilities:
   Accounts payable                                            15,000            (53,324)              135,168
   Accrued interest                                             1,900              1,749                19,561
   Other assets                                                    --            (42,791)              (42,791)
                                                          -----------        -----------           -----------
Net cash used in operating activities                        (122,355)          (525,450)           (2,288,288)

INVESTING ACTIVITIES
Capital expenditures                                               --            (17,331)              (48,384)
                                                          -----------        -----------           -----------
Net cash used in investing activities                              --            (17,331)              (48,384)

FINANCING ACTIVITIES
Proceeds from issuance of notes                                    --                 --               595,000
Sales of common stock                                         100,500            853,823             2,197,623
Contributed capital                                                --                 --                57,912
Principal payments on notes                                        --                 --               (25,000)
                                                          -----------        -----------           -----------
Net cash provided by financing activities                     100,500            853,823             2,825,535
                                                          -----------        -----------           -----------

Net increase (decrease) in cash and cash equivalents          (21,855)           311,042               488,863
Cash and cash equivalents at beginning of period              246,545            177,821                    --
                                                          -----------        -----------           -----------
Cash and cash equivalents at end of period                $   224,690        $   488,863           $   488,863
                                                          ===========        ===========           ===========

SUPPLEMENTAL INFORMATION
Cash paid for interest                                    $        --        $     1,750           $    56,649
                                                          ===========        ===========           ===========

See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                          Notes to Financial Statements


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

ORGANIZATION

Micro-ASI, Inc. (the Company) is a development stage company incorporated on February 1, 1995, for the purpose of designing, developing, manufacturing and marketing advanced-technology packaging systems called multi-chip modules ("MCMs"). The Company's intended initial application of this technology is in notebook computers.

DEVELOPMENT STAGE COMPANY

The Company will continue to be a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," until it generates significant revenue from its MCMs. Successful development of a development stage company, particularly advanced technology related companies, is costly and highly competitive. The Company's growth and ultimate success depends on the timely development and market acceptance of new products and its ability to raise needed capital. A development stage company involves risks and uncertainties, and there are no assurances that the Company will be successful in its efforts.

INTERIM FINANCIAL STATEMENTS

The unaudited financial statements as of March 31, 1999 and for the three months in the periods ended March 31, 1999 and 1998 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months in the period ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year.

CONCENTRATION OF CREDIT RISK

At December 31, 1998, the Company's cash equivalents consisted principally of money market accounts.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES (CONTINUED)

INCOME TAXES

Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

NET LOSS PER SHARE

Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. The Company had no other equity instruments outstanding during any of the periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (Statement 130), Reporting Comprehensive Income. Statement 130 establishes new rules for the adopting and display of comprehensive income and its components; however, the adoption of this Statement has no impact on the Company's results of operations or stockholders' equity as the Company has no other elements of other comprehensive income.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                ESTIMATED
                                                 USEFUL        DECEMBER 31,       MARCH 31,
                                                  LIFE            1998              1999
                                                ---------     -------------      ----------
                                                                                 (UNAUDITED)
   Computer equipment                               3         $       6,513      $    7,215
   Furniture and fixtures                           5                    --          16,629

   Less accumulated depreciation                                     (1,086)         (3,586)
                                                              -------------      ----------
                                                              $       5,427      $   20,258
                                                              =============      ==========

3. NOTE PAYABLE

The $70,000 note payable to an original promoter of the Company at December 31, 1998, is due on demand with interest accruing on the unpaid balance at a rate of 10%, compounding semi-annually and payable annually in arrears. In April 1999, this note payable was exchanged for 100,000 shares of the Company's common stock.

4. INCOME TAXES

At December 31, 1998, the Company's net deferred tax assets of approximately $675,000 relate primarily from net operating loss carryforwards for federal income tax purposes which begin expiring in 2011. The tax benefit of the net operating loss carryforwards is fully offset by a valuation allowance due to uncertainty related to future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements. No other significant reconciling items exist between the actual effective tax and the expected effective tax rate for 1997 and 1998.

5. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with a firm owned by the Company's Chairman for the design, development and marketing of MCMs. Fees and expenses paid totaled $135,000, $330,000, $75,000, and $75,000 for the years ended
December 31, 1997 and 1998 and for the three months in the period ended March 31, 1999 and 1998 (unaudited), respectively.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


5. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had a consulting agreement with a firm owned by the Company's President and Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $40,000, $95,000, and $15,000 for the years ended December 31, 1997 and 1998 and for the three months in the period ended March 31, 1998 (unaudited), respectively. This agreement ended in December 1998 when the President joined the Company full time.

The Company paid approximately $10,000, $100,000, $152,000, and $5,000 to other related parties for development related activities and expense reimbursements in 1997 and 1998 and for the three months in the period ended March 31, 1998 and 1999 (unaudited), respectively.

6. YEAR 2000 (UNAUDITED)

The Company's assessment of its year 2000 problem indicates that its exposure is very limited currently as the Company has no operations. Computer hardware and software used in the business are recently acquired and are believed to be year 2000 compliant. As the Company continues to explore product development arrangements (both internally and with third parties), management will use its best judgment to assess the year 2000 implications, if any, these arrangements present. The Company believes the year 2000 issue will not pose significant operational problems and its costs, if any, will be nominal.

7. SUBSEQUENT EVENTS

OPERATING LEASES

In May 1999, the Company entered into a non-cancelable operating lease for office space with future minimum rental payments of $66,637 for 1999 and $33,318 for 2000.

COMMON STOCK

In April 1999, the Company and one of its original promoters finalized an agreement whereby 1,000,000 shares of stock previously issued to the promoter, on the condition that he join the Company as a full time employee, were returned as it was agreed that the promoter will not join the Company as a full-time employee.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


7. SUBSEQUENT EVENTS (CONTINUED)

In June 1999, the Company granted 150,000 shares to its outside investment banking firm for future services covering a six month period ending December 1999. The fair value of these shares, $150,000 will be expensed over the remaining service period. The fair value of these shares will be remeasured at each reporting date and any increase or decrease in the fair value of the shares will be adjusted through a cumulative effect adjustment. Additionally, the Company granted 600,000 shares to this firm for services performed in connection with 1999 capital raising activities.

On June 23, 1999, the Company raised approximately $860,000 through the sale of its common stock at $1.00 per share.

                                    PART III

ITEM 1 INDEX TO EXHIBITS:

The following documents are filed as exhibits to this Form 10SB:

         (2)      Charter and Bylaws

                           Exhibit 2.1 Charter

                           Exhibit 2.2 Bylaws

         (6)      Material Contracts:

                           Exhibit 6.1 Consulting Agreement with S&N Corporation

                           Exhibit 6.2 Consulting Agreement with Kingdom Capital, Inc

                           Exhibit 27.1 Financial Data Schedule for the Quarter Ended March 31, 1999

                           Exhibit 27.2 Financial Data Schedules for (a) the Period February 1, 1995 (Inception) through March 31, 1999, (b) the Period February 1, 1995 (Inception) through December 31, 1998, (c) the Year Ended December 31, 1998, (d) the Quarter Ended March 31, 1998, and (e) the Year Ended December 31, 1997

ITEM 2 DESCRIPTION OF EXHIBITS:

The Exhibits listed in Item 1 of this Part III are filed herewith.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the issuer has duly caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Issuer:

                                       Micro-ASI, Incorporated

Date:

August  12, 1999                       /s/ JOEL E. CLAYBROOK
                                       -----------------------------------------
                                       By: Joel E. Claybrook, President

                               INDEX TO EXHIBITS

  Exhibit
  Number               Description
  -------              -----------
    2.1                Charter

    2.2                Bylaws

    6.1                Consulting Agreement with S&N Corporation

    6.2                Consulting Agreement with Kingdom Capital, Inc

   27.1                Financial Data Schedule for the Quarter Ended March 31,
                       1999

   27.2                Financial Data Schedules for (a) the Period February 1,
                       1995 (Inception) through March 31, 1999, (b) the Period
                       February 1, 1995 (Inception) through December 31, 1998,
                       (c) the Year Ended December 31, 1998, (d) the Quarter
                       Ended March 31, 1998, and (e) the Year Ended December 31,
                       1997
